March 15, 2016

Ms. Shannon Sobotka

Staff Accountant

Office of Real Estate & Commodities

Mail Stop 3233

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: PHI Group, Inc.

Form 10-K for the Year Ended June 30, 2015 filed October 1, 2015.

Form 10-Q for the Period Ended December 31, 2015 filed February 16, 2016.

File No. 002-78335-NY.

Dear Ms. Sobotka:

We have received your letter dated March 3, 2016 and the comments regarding Management’s Report on Internal Control over Financial Reporting, page 16, and Exhibit 31 of Form 10-K for the year ended June 30, 2015 and Item 4. Controls and Procedures, page 18, of Form 10-Q for the quarter ended December 31, 2015.

We will follow your instructions and amend the company’s referenced 10-K and 10-Q to reflect the accuracy and adequacy of the disclosure in the filings. However, due to the fact that the company’s senior management has been on an extended overseas business trip, could you please be so kind as to give us extra time until the end of this month to file the amended reports.

We understand that the company is responsible for the adequacy and accuracy of the disclosure in the filings, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration.

Respectfully yours,

/s/ Henry D. Fahman
Henry D. Fahman, President